200 University Ave., Suite 300
Toronto, Ontario M5H 4H1
T 416.361.0930 F 416.361.0470

VIA ELECTRONIC TRANSMISSION

December 15, 2015

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON RARE METALS INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA0534701002

	CUSIP:	053470100

2	Date Fixed for the Meeting:	February 24, 2016

3	Record Date for Notice:	January 12, 2016

4	Record Date for Voting:	January 12, 2016

5	Beneficial Ownership Determination Date:	January 12, 2016

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	YES
	Stratification Level:	NOT APPLICABLE

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TMX Equity Transfer Services

" Lori Winchester "
Senior Relationship Manager
Lori.Winchester@tmx.com